

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 22, 2006

Mr. Edward R. DeStefano
President and Chief Executive Officer
New Century Energy Corp.
5851 San Felipe, Suite 775
Houston, Texas 77057

> **Re: New Century Energy Corp.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed December 12, 2006**
> **File No. 333-135827**
>
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006, as amended September 8, 2006**
> **File No. 0-28813**
>
> **Form 10-QSB for the Fiscal Quarters Ended March 31, 2006, June 30,**
> **2006 and September 30, 2006**
> **Filed May 19, 2006 and amended September 8, 2006, August 21, 2006**
> **and November 16, 2006**

Dear Mr. DeStefano:

        We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form SB-2

1.   We note your disclosure in the Form 8-K filed December 8, 2006 that on or about December 5, 2006, you entered into the Eighth Amendment Agreement with Laurus Master Fund, Ltd. whereby you amended the terms of your June 30, 2004 Common Stock Purchase Warrant and June 30, 2004 and December 31, 2004 Options with Laurus, to add a cashless exercise feature. Having renegotiated the terms of part of the private placement transaction after you filed the registration statement, it does not appear that you can rely on Rule 152 to separate the issuance and resale transactions, which are occurring simultaneously. Please advise.

2.   We note your amendment to reduce to total number of shares registered for resale to 8,408,065. We continue to believe that the significant amount of shares being registered on behalf of the selling shareholders suggests that your continuous offering is in fact a direct primary offering being undertaken on your behalf by these selling shareholders. In order to avail yourself of Rule 415(a)(1)(i) for the offering, please reduce the number of shares you are registering on behalf of the selling shareholders.

Exhibits

3.   We note in the Escrow Agreement dated June 30, 2005 among you, Laurus Master Fund, Ltd. and Loeb & Loeb LLP that the escrow agent shall release the escrowed payment from escrow promptly upon receipt of, among other things, joint written instructions executed by you and Laurus setting forth the payment direction instructions with respect to the escrowed payment. Please provide us with a copy of these joint written instructions. We may have further comment.

Form 10-KSB for the Fiscal Year Ended December 31, 2005, as amended

Controls and Procedures, page 97

4.   We note your disclosure that "Other than the hiring of certified public accountant as our full-time controller,…there were no other significant changes in our internal control over financial reporting…." Please confirm to us, if true, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Also, explain to us the full extent of those changes. Lastly, acknowledge that you will use the appropriate language in all future filings in which it is required. We may have further comment.

5.   Further, in this regard, we note your focus on *significant* changes in your internal control over financial reporting. Consistent with the requirements of Item 308(c)

of Regulation S-B, please confirm with us, if true, that there have not been "any changes," as opposed to "significant changes." Consult the last paragraph of section II.F.3. found in Release No. 33-8238 for additional guidance. Please also confirm this in regards to the other periodic reports cited above. Lastly, acknowledge that you will use the appropriate language in all future filings in which it is required.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Wynn

        via facsimile
        David M. Loev
        (713) 524-4122